UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May   , 20 07
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 30, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

THE FIRST QUARTER 2007 RESULT (UNAUDITED) May 30, 2007
TICKERS:
NYSE : TLK
LSE : TKIA
JSX : TLKM
DIVISIONS:
Telkom Regions : I, II, III, IV, V, VI and VII
SHARE IN ISSUES:
20,1499,999,280 shares
MAJOR SHARE HOLDERS
Govt. of Indonesia : 51.19%
Public : 48.81%
CONVERSION RATES (US$ 1.00):
2006 = Rp 9,060.0 (Mar 31, 2006)
2007 = Rp.9,060.0 (Mar 31, 2007)
NOTABLE FIGURES:
■	EBITDA Margin consolidated remain 60.6%

■	Operating revenue grew by 22.8%

■	Telkomsel maintained its position as a market leader with more than 50% of market share with 38.9 million subscribers
TELKOM FINANCIAL
INDICATORS – Q1/07
(in Rp.Tn)
FINANCIAL HIGHLIGHT (Consolidated):

	Q1/06	Q1/07	Growth
Key Indicators	(Rp Billion)	(Rp Billion)	(%)
Operating Revenues	11,817	14,509	22.8
Operating Expenses	6,239	8,338	33.6
Operating Income (EBIT)	5,577	6,171	10.6
EBITDA (Rp.billion)	7,890	8,798	11.5
Net Income (NI)	3,460	3,042	-12.1
Net Income / Share (Rp)	171.65	152.03	-11.4
Net Income / ADS (Rp)	6,865.95	6,081.20	-11.4
EBITDA Margin (%)	66.77	60.64	-6.1
(%)
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
Q1/07
(in million)
OPERATIONAL HIGHLIGHT:

				Growth
Description	Unit	Q1/06	Q1/07	(%)
TELKOM
LIS Wireline	(000)	8,688	8,705	0.2
LIS Wireless (Flexi)	(000)	3,103	4,596	48.1
Total	(000)	11,791	13,301	12.8

TELKOMSEL
Customer :
kartuHALO	(000)	1,533	1,714	11.8
SimPati	(000)	17,827	21,247	19.2
Kartu As	(000)	7,591	15,942	110.0
Total	(000)	26,951	38,903	44.3
(%)

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations Dept.
PT. TELLEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka
Jl. Gatot Subroto Kav. 52, 5th floor
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom-indonesia.com

First Quarter 2007 Results (Unaudited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE FIRST QUARTER OF 2007 RESULTS (Un-audited)
Jakarta, May 30, 2007 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and un-audited consolidated financial statements results for the first quarter of 2007. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
Financial Result
Profit and Loss Statement
Financial results as of March 31, 2007 compared to the same period ended March 31, 2006.
Operating Revenues increased by Rp. 2,692.2 billion or 22.8% compared to the same period last year, summarized as follows:
Revenues Contribution
Q1/07:
▪	Cellular Revenues increased by Rp. 1,071.9 billion or 23.8% compared to the same figure last year, mainly due to the increase in Telkomsel’s subscribers by 44.3% to 38.9 million.

▪	Data and Internet Revenues increased by Rp. 770.2 billion or 35.8% compared to the same figure last year, mainly due to the growth in TelkomNet Instan usage by 18.5% to 951.8 million minutes. The growth was also contributed from the increase of Flexi SMS production by 87.5% to 417.8 million SMS.

▪	Interconnection Revenues. In line with market practice, this year, we reported our revenue on a gross basis. This reporting format has resulted in an increase in operating revenues and at the same time, an increase in interconnection expenses. Base on net-net comparation, the growth in Interconnection revenue was mainly due to the growth of local and DLD pulse production of interconnection from PSTN to cellular.

First Quarter 2007 Results (Unaudited)

	Net basis			Gross basis
Account	2006	2007	Growth(%)	2006	2007	Growth(%)
Revenue(Rp.bn)	2,044.3	2,129.0	4.1	2,570.5	2,790.4	8.6
EBITDA(Rp.bn)	7,890.3	8,798.1	11.5	7,890.3	8,798.1	11.5
EBITDA Margin(%)	66.8	63.5	-3.3	63.9	60.6	-3.3
Operating Expenses increased by Rp. 2,099.0 billion or 33.6%, summarized as follows:
Expenses Contribution
Q1/07:
▪	Operation & Maintenance Expense increased by Rp. 578.8 billion or 36.9%, mainly due to the increase in Concession fees and Radio Frequency charges as a result from the increase in number of BTS and RBS
▪	Interconnection Expense increased by Rp.661.5 billion, due to the implementing new cost base scheme since early this year.
▪	Personnel expenses increased by Rp.377.4 billion, or 22.5%. The main contributors were the increase in vacation pay, incentives and other benefits expenses, salaries and related benefit expenses.
▪	Depreciation Expense increased by Rp.281.3 billion or 13.5%, as a result of new installations of fixed assets mainly from Telkomsel’s assets.
▪	General & Administrative Expense increased by Rp. 125.0 billion, or 17.8%, mainly due to the increase in social contribution, training and education and also from provision for doubtful accounts.
As of the period ended March 31, 2007, TELKOM recorded Operating Income of Rp.6,170.8 billion or increased by 10.6% compared to the same period last year and EBITDA of Rp. 8,798 billion or increased by 11.5%
CAPITAL EXPENDITURE
During the first quarter 2007, Telkom and Telkomsel added fixed-assets for network infrastructure and other investment from its Capex amounting to Rp.386 billion and Rp.4.09 trillion, respectively.
CONSOLIDATED DEBT
As of March 31, 2007, the breakdown of debt portfolio (short-term and

First Quarter 2007 Results (Unaudited)

long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	1Q/06	1Q/07	1Q/06	1Q/07	1Q/06	1Q/07
IDR / Rupiah (billion)	4,222.0	7,039.3	4,222.0	7,039.3	33%	50%
U.S. Dollar	765.0	0.6	6,939.0	5,784.0	54%	41%
Japanese Yen	15,528.0	14.4	1,197.0	1,112.1	9%	8%
EURO	37.0	0.0	400.0	268.0	3%	2%
Total			12,758	14,203	100%	100%
TELKOM hedged its foreign currency exposures through time deposit placements, mainly in US Dollars. As of March 31, 2007, the Company’s deposits covered approximately 36.5% of foreign debts from April 1, 2007 to March 31, 2008.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of March 31, 2007, TELKOM recorded 13.3 million fixed lines in service, consisting of 8.7 million fixed wireline and 4.6 million fixed wireless.
During the first quarter 2007, penetration rate for fixed wireline and fixed wireless was 5.3% and 4.76% for the first quarter 2006 and 2007, respectively.
Fixed-Wireless CDMA Services
As of March 31, 2007, TELKOMFlexi contributed to TELKOM revenues in the amount of Rp 371 billion. At the same time, TELKOMFlexi was available in 236 cities with 1,552 BTS and 4.6 million subscribers.
For detail information of TELKOMFlexi performance as of March 31, 2007, please see attachment on Table 7.
TELKOM International Call 007 (TIC-007)
As of March 31, 2007, TIC-007 has generated Rp 109 billion in revenues (gross basis), from TIC-007 outgoing call revenues, outgoing and incoming interconnection revenues. TELKOM also recorded incoming and outgoing international traffics of 234.2 million minutes and 38.2 million minutes, respectively.

First Quarter 2007 Results (Unaudited)

Cellular Services
Telkomsel is the largest mobile communication company in Indonesia with more than 50% subscriber’s market share, and total subscribers of 38.9 million as of March 31, 2007.
Data and Internet Services
In the first quarter 2007, an average 688,630 telephone subscribers accessed to Telkomnet Instan and premium prepaid dial-up internet services per month. Subscribers utilized a total 951.8 million minutes of Telkomnet Instan or increased by 18.5% from the same period last year.
Broadband Services (Speedy)
As of March 31, 2007, there were 115,821 broadband internet access subscribers. The revenues from Speedy service for the first quarter 2007 has reached Rp.101 billion.
Human Resource
As of March 31, 2007, the total number of employees at TELKOM (as a single entity) was 27,599 persons.
Productivity per employee as measured by the number of fixed lines in service per employee as of March 31, 2007 was 482 compare to 421 for 2005 or increased by 14.6%.
Corporate Secretary,
HARSYA DENNY SURYO

First Quarter 2007 Results (Unaudited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of March 31, 2006 and 2007
(in millions Rupiah)

	2006	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6,998,989	7,363,462
Temporary investments	23,507	85,846
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp89,533 million in 2006 and Rp91,803 million in 2007	545,190	535,544
Third parties — net of allowance for doubtful accounts of Rp603,454 million in 2006 and Rp691,513 million in 2007	3,057,131	2,961,961
Other receivables — net of allowance for doubtful accounts of Rp3,290 million in 2006 and Rp1,591 million in 2007	163,119	149,412
Inventories — net of allowance for obsolescence of Rp50,251 million in 2006 and Rp49,629 million in 2007	305,677	207,166
Prepaid expenses	1,243,650	1,728,970
Claim for tax refund	—	359,582
Prepaid taxes	9,265	26,896
Other current assets	154,016	4,623

Total Current Assets	12,500,544	13,423,462

NON-CURRENT ASSETS
Long-term investments — net	102,559	92,174
Property, plant and equipment — net of accumulated depreciation of Rp39,155,365 million in 2006 and Rp47,390,018 million in 2007	45,794,154	56,368,870
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp475,983 million in 2006 and Rp534,746 million in 2007	531,343	924,267
Prepaid pension benefit cost	460	103
Advances and other non-current assets	319,063	721,029
Goodwill and other intangible assets — net of accumulated amortization of Rp3,000,992 million in 2006 and Rp3,971,474 million in 2007	4,692,467	4,173,722
Escrow accounts	9,626	1,387

Total Non-current Assets	51,449,672	62,281,552

TOTAL ASSETS	63,950,216	75,705,014

First Quarter 2007 Results (Unaudited)

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of March 31, 2006 and 2007

	2006	2007
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	899,175	874,351
Third parties	2,898,319	6,335,820
Other payables	43,340	32,552
Taxes payable	1,604,126	1,507,519
Dividends payable	3,276	1,380
Accrued expenses	1,779,153	2,578,363
Unearned income	1,709,330	2,154,127
Advances from customers and suppliers	284,269	236,942
Short-term bank loans	6,800	357,133
Current maturities of long-term liabilities	2,191,582	4,714,280

Total Current Liabilities	11,419,370	18,792,467

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,427,478	2,708,336
Unearned income on revenue-sharing arrangements	394,511	749,254
Unearned initial investor payments under joint operation scheme	4,979	—
Accrued long service award	534,146	602,009
Accrued post-retirement health care benefits	3,058,973	2,826,770
Accrued pension and other post-retirement benefits costs	1,272,084	1,011,304
Long-term liabilities — net of current maturities
Obligations under capital leases	227,179	208,000
Two-step loans — related party	4,383,425	3,879,111
Notes and bonds	1,458,024	—
Bank loans	2,053,425	2,018,614
Deferred consideration for business combinations	2,689,627	3,256,028
Total Non-current Liabilities	18,503,851	17,259,426

MINORITY INTEREST	7,271,762	9,230,848

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,280 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock (191,915,500 shares)	—	(1,641,680)
Difference in value of restructuring transactions between entities under common control	90,000	180,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain (loss) from available-for-sale securities	236	9,708
Translation adjustment	233,241	227,669
Retained earnings
Appropriated	1,803,397	1,803,397
Unappropriated	18,129,431	23,344,251

Total Stockholders’ Equity	26,755,233	30,422,273

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	63,950,216	75,705,014

First Quarter 2007 Results (Unaudited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007

	2006	2007
OPERATING REVENUES
Telephone
Fixed lines	2,731,908	2,867,576
Cellular	4,507,915	5,579,802
Interconnection — net	2,044,258	2,790,382
Joint operation schemes	161,690	—
Data and Internet	2,150,867	2,921,030
Network	134,749	208,754
Revenue-sharing arrangements	75,465	132,672
Other telecommunications services	10,099	8,984

Total Operating Revenues	11,816,951	14,509,200

OPERATING EXPENSES
Personnel	1,677,299	2,054,655
Depreciation	2,083,228	2,364,489
Interconnection	—	661,467
Operations, maintenance and telecommunication services	1,570,424	2,149,251
General and administrative	702,946	827,934
Marketing	205,558	280,644

Total Operating Expenses	6,239,455	8,338,440

OPERATING INCOME	5,577,496	6,170,760

OTHER INCOME (EXPENSES)
Interest income	152,337	144,899
Interest expense	(280,504)	(384,259)
Gain (loss) on foreign exchange — net	773,825	(86,422)
Equity in net income (loss) of associated companies	(855)	2,977
Others — net	77,080	86,991
Other income (expenses) — net	721,883	(235,814)

INCOME BEFORE TAX	6,299,379	5,934,946

TAX (EXPENSE) BENEFIT
Current tax	(1,840,844)	(1,810,967)
Deferred tax	(35,584)	(42,939)
	(1,876,428)	(1,853,906)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	4,422,951	4,081,040

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	(962,511)	(1,038,830)

NET INCOME	3,460,440	3,042,210

BASIC EARNINGS PER SHARE
Net income per share	171.65	152.03
Net income per ADS (40 Series B shares per ADS)	6,865.95	6,081.20

First Quarter 2007 Results (Unaudited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2006 AND 2007

	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	3,184,187	3,327,022
Cellular	4,006,907	5,643,370
Interconnection — net	2,127,606	1,765,304
Joint operation schemes	157,658	(15,092)
Data and Internet	2,163,652	2,863,295
Other services	143,287	323,254
Total cash receipts from operating revenues	11,783,297	13,907,153
Cash payments for operating expenses	(2,650,034)	(6,911,684)
Cash receipt (refund) from/to customers	119,262	81,251

Cash generated from operations	9,252,525	7,076,720

Interest received	135,766	155,172
Income tax paid	(3,889,069)	(2,757,061)
Interest paid	(214,559)	(354,297)

Net Cash Provided by Operating Activities	5,284,663	4,120,534

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of temporary investments and placements in time deposits	(458)	(511)
Proceeds from sale of property, plant and equipment	1,695	2,481
Acquisition of property, plant and equipment	(3,482,781)	(3,923,616)
Increase in advances for the purchase of property, plant and equipment	88,112	683,882
Decrease in advances and others	97,312	197,853
Acquisition of intangible assets	(436,000)	—
Cash dividends received	—	766

Net Cash Used in Investing Activities	(3,732,120)	(3,039,145)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in escrow accounts	(14,026)	686
Proceeds from short-term borrowings	—	23,000
Repayments of short-term borrowings	(297,484)
Proceeds from Medium-term Notes	(144,342)	(99,165)
Proceeds from long-term borrowings	720,595
Repayments of long-term borrowings	(144,621)	(1,212,366)
Payment for purchase of treasury stock	—	(689,468)
Repayments of promissory notes
Repayments of obligations under capital leases	(7,597)

Net Cash Used in Financing Activities	112,525	(1,977,313)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,665,068	(895,924)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(40,763)	(56,450)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,998,989	7,363,462

First Quarter 2007 Results (Unaudited)

Table 4
FINANCIAL RATIO
As of March 31, 2006 and 2007

	2006	2007	Growth (%)
Contribution of pulses to total fixed-phone revenue:
Local & Domestic Long Distance Calls (%)	66.93	64.74	(2.2)
Monthly subscription charges (%)	31.28	32.21	0.9
Installation charges (%)	1.62	1.11	(0.5)
Phone Card — net (%)	0.01	0.02	0.0
Others (%)	0.15	1.92	1.8
Contribution to total operating revenues:
Cellular (%)	38.15	38.46	0.3
Fixed-phone (%)	23.12	19.76	(3.4)
Revenue under JOS (%)	1.37	—	(1.4)
Interconnection (%)	17.30	19.23	1.9
Network (%)	1.14	1.44	0.3
Data dan internet (%)	18.20	20.13	1.9
Revenue under RSA (%)	0.64	0.91	0.3
Other telecommunications services (%)	0.09	0.06	(0.0)
ARPU fixed line (000)	165	168	0.0
EBITDA (Rp billion)	7,890	8,798	11.5
EBITDA margin (%)	66.77	60.64	(6.1)
Operating margin (%)	47.20	42.53	(4.7)
Profit Margin (%)	29.28	20.97	(8.3)
Current ratio (%)	109.47	71.43	(38.0)
Return on Assets (%)	5.41	4.02	(1.4)
Return on Equity (%)	12.93	10.00	(2.9)
Total Liabilities to Equity (%)	111.84	118.50	6.7
Gearing (Net Debt to Equity) (%)	21.40	22.20	0.8
Debt to Equity (%)	47.69	46.69	(1.0)
Debt to EBITDA (%)	161.70	161.44	(0.3)
Debt Service Ratio (Times)	3.21	1.62	(1.6)
EBITDA to Interest Expense (times)	28.13	22.90	(5.2)
EBITDA to Net Debt (%)	137.79	130.29	(7.5)

First Quarter 2007 Results (Unaudited)

Table 5
FIXED TELEPHONE LINE
As of March 31, 2006 and 2007

				GROWTH
	UNIT	2006	2007	( % )
1	2	3	4	5=(4-3)/3
Exchange Capacity TELKOM Division
Wireline	Lines '000	9,237	10,412	12.7
Wireless	Lines '000	4,125	6,656	61.4
Total Exchange Cap. TELKOM (Wireline & Wireless)	Lines '000	13,362	17,067	27.7
Exchange Capacity KSO Division
Wireline	Lines '000	1,048	—
Wireless (MSC)	Lines '000	347	—
Total Exchange Cap. KSO (Wireline & Wireless)	Lines '000	1,395	—
Exchange Capacity TELKOM & KSO Division
Wireline	Lines '000	10,285	10,412	1.2
Wireless	Lines '000	4,472	6,656	48.8
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines '000	14,757	17,067	15.7
Installed Lines TELKOM Division
Wireline	Lines '000	8,582	9,561	11.4
Wireless	Lines '000	3,359	7,789	131.9
Total Installed Lines TELKOM (Wireline & Wireless)	Lines '000	11,942	17,351	45.3
Installed Lines KSO Division
Wireline	Lines '000	1,005	—
Wireless	Lines '000	345	—
Total Installed Lines KSO (Wireline & Wireless)	Lines '000	1,350	—
Installed Lines TELKOM & KSO Division
Wireline	Lines '000	9,587	9,561	(0.3)
Wireless	Lines '000	3,705	7,789	110.3
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines '000	13,292	17,351	30.5
Subscribers TELKOM Division
Wireline	Lines '000	7,422	8,326	12.2
Wireless	Lines '000	2,806	4,584	63.4
Total Subscribers TELKOM Division (Wireline & Wireless)	Lines '000	10,227	12,909	26.2
Subscribers KSO Division
Wireline	Lines '000	875	—
Wireless	Lines '000	285	—
Total Subscribers KSO Division (Wireline & Wireless)	Lines '000	1,160	—
Subscribers TELKOM & KSO Division
Wireline	Lines '000	8,297	8,326	0.3
Wireless	Lines '000	3,091	4,584	48.3
Total Subscribers -TELKOM & KSO Division (Wireline & Wireless)	Lines '000	11,388	12,909	13.4
Public Phone TELKOM Division
Wireline	Lines '000	362	379	4.6
Wireless	Lines '000	12	13	3.0
Total Public Phone TELKOM Division (Wireline & Wireless)	Lines '000	375	392	4.6
Public Phone KSO Division
Wireline	Lines '000	29	—
Wireless	Lines '000	—	—
Total Public Phone KSO Division (Wireline & Wireless)	Lines '000	29	—
Public Phone TELKOM & KSO Division
Wireline	Lines '000	391	379	(3.0)
Wireless	Lines '000	12	13	3.0
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines '000	403	392	(2.8)
Lis Fixed TELKOM Division
Wireline	Lines '000	7,784	8,705	11.8
Wireless	Lines '000	2,818	4,596	63.1
Total Lines In Services TELKOM (Wireline & Wireless)	Lines '000	10,602	13,301	25.5
Lis Fixed KSO Division
Wireline	Lines '000	904	—
Wireless	Lines '000	285	—
Total Lines In Services KSO (Wireline & Wireless)	Lines '000	1,189	—
Lis Fixed TELKOM & KSO Division
Wireline	Lines '000	8,688	8,705	0.2
Wireless	Lines '000	3,103	4,596	48.1
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines '000	11,791	13,301	12.8

First Quarter 2007 Results (Unaudited)

Table 6
PRODUCTION
As of March 31, 2006 and 2007

	UNIT	2006	2007	GROWTH
Production :
Subscriber -TELKOM Division
Wireline	Pulses (mn)	14,090	19,523	38.6%
Wireless (exclude data & sms)	second (mn)	56,389	113,519	101.3%
Total Subscriber Production — TELKOM (Division Wireline & Wireless)

Subscriber -KSO Division
Wireline	Pulses (mn)	2,194	—
Wireless (exclude data & sms)	second (mn)	4,774	—
Total Subscriber Production — KSO Division (Wireline & Wireless)

Subscriber TELKOM & KSO Division
Wireline	Pulses (mn)	16,283	19,523	19.9%
Wireless (exclude data & sms)	second (mn)	61,163	113,519	85.6%
Total Subscriber Production — TELKOM & KSO Division (Wireline & Wireless)

Public Phone -TELKOM Division
Wireline	Pulses (mn)	2,271	1,936	-14.8%
Wireless (exclude data & sms)	second (mn)	1,532	916	-40.2%
Total Public Phone Production — TELKOM Division (Wireline & Wireless)

Public Phone — KSO Division
Wireline	Pulses (mn)	356	—
Wireless (exclude data & sms)	second (mn)
Total Public Phone Production — KSO Division (Wireline & Wireless)

Public Phone — TELKOM & KSO Division
Wireline	Pulses (mn)	2,628	1,936	-26.3%
Wireless (exclude data & sms)	second (mn)	1,532	916	-40.2%
Total Public Phone Production — TELKOM & KSO Division (Wireline & Wireless)

Lines in Services — Production
Wireline	Pulses (mn)	18,911	21,459	13.5%
Wireless (exclude data & sms)	second (mn)	62,695	114,435	82.5%
Total LIS’s Pulse Production TELKOM & KSO Division (Wireline & Wireless)

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	1,964	2,345	19.4%
Wireless	second/Line	17,129	25,956	51.5%
Pulses Per Avrg,Subscr,Line ( TELKOM & KSO Division )
Productivity Per Average LIS

Wireline	Pulses/Line	2,177	2,465	13.2%
Wireless	second/Line	17,500	26,091	49.1%
Pulses Per Average LIS ( TELKOM & KSO Division )

First Quarter 2007 Results (Unaudited)

Table 7
FLEXI PERFORMANCE
As of March 31, 2006 and 2007

	UNIT	2006	2007	Growth (%)
Customer base
Postpaid	SSF ("000)	801	786	-1.9
Prepaid	SSF ("000)	2,302	3,810	65.5
Total/Blended	SSF ("000)	3,103	4,596	48.1

Net additional
Postpaid	SSF ("000)	(20)	(8)	-58.6
Prepaid	SSF ("000)	(938)	429	145.7
Total/Blended	SSF ("000)	(958)	420	143.9

Sales
Postpaid	SSF ("000)	52	56	7.0
Prepaid	SSF ("000)	578	1,006	74.2
Total/Blended	SSF ("000)	630	1,062	68.6

ARPU
Postpaid	Rp (000)	141	115	-18.5
Prepaid	Rp (000)	40	46	15.4
Total/Blended	Rp (000)	63	58	-6.9

NETWORK
BTS	BTS	1,460	1,552	6.3
Coverage	Cities	234	236	0.9

First Quarter 2007 Results (Unaudited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of March 31, 2006 and 2007
(In Billions of rupiah)

	2006	2007	Growth
ASSETS:
CURRENT ASSETS
Cash and cash equivalents	2,174	2,380	9%
Acct./Unbilled receivables	697	794	14%
Prepayments	738	1,208	64%
Others	189	445	135%
Total Current Assets	3,798	4,827	27%

NON-CURRENT ASSETS
Long-term investment	9	9	0%
Property, plant & equipment — net	22,706	34,402	52%
Advances for PPE	155	265	71%
Equipment not used in operations — net	458	150	-67%
Intangible assets — net	429	413	-4%
Others	30	30	0%
Total Non-current Assets	23,787	35,269	48%
TOTAL ASSETS	27,585	40,096	45%

CURRENT LIABILITIES
Short-term loans	—	333	—
Accounts payable & Accr. liabilities	2,378	6,534	175%
Taxes payable	853	712	-17%
Unearned revenue	1,349	1,857	38%
Curr. maturities of med/long-term loans	300	1,320	340%
Total Current Liabilities	4,880	10,756	120%

NON-CURRENT LIABILITIES
Med/long-term loans — net of current maturities	1,168	1,177	1%
Deferred tax liabilities	945	1,956	107%
Others	66	137	108%
Total Non-current Liabilities	2,179	3,270	50%

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183	0%
Additional paid-in capital	1,505	1,505	0%
Retained earnings	18,838	24,382	29%
Total Equity	20,526	26,070	27%

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	27,585	40,096	45%

First Quarter 2007 Results (Unaudited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
As of March 31, 2006 and 2007
(In Billions of rupiah)

	2006	2007	Growth
OPERATING REVENUES
Post-paid	1,170	1,265	8%
Prepaid	5,592	7,338	31%
International roaming	201	201	0%
Interconnection revenues	847	748	-12%
Gross Operating Revenues	7,810	9,552	22%
Less:
- Discounts	536	655	22%
- Intercon. / intl. roam. / data provider charges	744	690	-7%
Net Operating Revenues	6,530	8,207	26%

OPERATING EXPENSES
Personnel	221	323	46%
Operation & maintenance	880	1,448	65%
General & administrative	165	177	7%
Marketing & selling	155	193	25%
Other operating expenses	310	402	30%
Depreciation and amortization	939	1,323	41%
Total Operating Expenses	2,670	3,866	45%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	3,860	4,341	12%
OTHER INCOME/(EXPENSES)
Interest income & financing charges	15	(68)	-553%
Foreign exchange gain/(loss)	121	4	-97%
Others — net	(18)	(1)	94%
Other income/(expenses) — net	118	(65)	155%

INCOME BEFORE TAX	3,978	4,276	7%
PROVISION FOR INCOME TAX	1,192	1,279	7%
NET INCOME	2,786	2,997	8%

EBITDA	4,799	5,664	18%
EBITDA Margin — over gross revenues	61%	59%	-2%
EBITDA Margin — over net revenues	73%	69%	-4%

ROA	39%	34%	-5%
ROE	53%	49%	-4%

First Quarter 2007 Results (Unaudited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of March 31, 2006 and 2007

	Unit	2006	2007	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	62	52	-16%
simPATI	Subscriber (000)	1,822	(131)	-107%
Kartu As	Subscriber (000)	797	3,384	325%
Total	Subscriber (000)	2,681	3,305	23%
Customer base
kartuHALO	Subscriber (000)	1,533	1,714	12%
simPATI	Subscriber (000)	17,827	21,247	19%
Kartu As	Subscriber (000)	7,591	15,942	110%
Total	Subscriber (000)	26,951	38,903	44%

MOU (chargeable minutes of use) — total	billion minutes	3.7	5.4	46%

ARPU
Total (3 months average)
kartuHALO	Rp.'000 per mo.	274	263	-4%
simPATI	Rp.'000 per mo.	84	78	-7%
Kartu As	Rp.'000 per mo.	51	55	8%
Blended	Rp.'000 per mo.	86	77	-10%
Non-voice/Data (3 months average)
kartuHALO	Rp.'000 per mo.	46	47	2%
simPATI	Rp.'000 per mo.	25	22	-12%
Kartu As	Rp.'000 per mo.	17	19	12%
Blended	Rp.'000 per mo.	24	22	-8%

NETWORK DATA
Network capacity
Base stations installed (GSM/DCS/3G)	Unit	10,770	17,644	64%
Overall capacity all network elements	Subs. mln.	28.9	41.9	45%
Quality of service
Call success rate	%	94.65%	95.49%	0.84%
Call completion rate	%	99.29%	99.47%	0.18%

EMPLOYEE DATA
Total employees	person	3,557	3,865	9%
Efficiency ratio	Subs/employee	7,577	10,065	33%